WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 JUN 14 P 1:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06014362

SUPPL

June 12, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
**Securities and Exchange Commission**
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

**Re: Information pursuant to Ruling 12g3-2 (b) Exemption**

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales and report on shares repurchase for May 2006 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

The above-mentioned material is enclosed.


*ADMINISTRATIVE OFFICES:*

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL*MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE



WALMEX

FREE TRANSLATION, NOT TO THE LETTER

# WAL-MART DE MEXICO REPORTS MAY 2006 SALES

Mexico City, June 8, 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of May 2006, sales were $15,423 million pesos. This figure represents an 18.5% increase over sales reported the same month last year, and a 15.0% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of 8.2%, and of 5.1% in real terms compared to the same month of 2005.

**Real Growth**

| | May | | January – May | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Total sales growth (%) | 15.0 | 11.3 | 14.9 | 12.0 |
| Comparable sales growth (%) | 5.1 | 3.4 | 5.3 | 4.7 |

Considering the four-week period from April 29 to May 26, 2006 that compares with the four-week period ending May 27, 2005, as well as the twenty-one-week period from December 31 2005 to May 26, 2006 and that compares with the twenty-one-week period that ended May 27, 2005, sales growth was as follows:

**Real Growth**

| | 4 weeks | | 21 weeks | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Total sales growth (%) | 17.2 | 13.7 | 15.6 | 12.8 |
| Comparable sales growth (%) | 7.0 | 5.7 | 5.9 | 5.5 |

## Openings during the month of May:

We opened seven Bodegas Aurrera in Leon, Guanajuato, Guadalajara, Jalisco, San Andres Tuxtla and Agua Dulce, Veracruz, Toluca, Estado de Mexico and two in Mexico City, and a restaurant in Chilpancingo, Guerrero. Additionally, during June we have opened three Bodegas Aurrera in Mexico City, Panuco, Veracruz and Monterrey, Nuevo Leon, and a restaurant in Mexico City.

## Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 812 units, broken down as follows:

- 223 Bodegas Aurrera
- 70 Sam's Clubs
- 106 Wal-Mart Supercenters
- 55 Superamas
- 55 Suburbias
- 303 Restaurants, including franchises

## Ticker Symbols:

| Mexican Stock Exchange: | Bloomberg: | Reuters: | ADR's sponsored program: |
|---|---|---|---|
| Walmex V | WalmexV MM | WalmexV.Mx | WMMVY |
| | WMMVY US | WMMVY.Pk | |

## Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

## Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

# OWN SHARES OPERATION ISSUER'S REPORT

**File No.**
**82-4609**

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 03, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

## TRANSACTIONS BY SERIES

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 42,402,400 | 8,683,385,068 |
| 03/05/2006 | 03008 | BUY | 756,200 | 32.376038 | 24,482,760 | ACCIV | STOCK | | 43,158,600 | 8,682,628,868 |
| | | | | | | | | As of current report | 43,158,600 | 8,682,628,868 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 24,482,760 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,723,725,093 | 6,699,242,333 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609



**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 04, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 43,158,600 | 8,682,628,868 |
| 04/05/2006 | 03009 | BUY | 425,000 | 32.418273 | 13,777,766 | ACCIV | STOCK | | 43,583,600 | 8,682,203,868 |
| | | | | | | | | As of current report | 43,583,600 | 8,682,203,868 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 13,777,766 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,699,242,333 | 6,685,464,567 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

**File No.**
**82-4609**

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 08, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

## TRANSACTIONS BY SERIES

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 43,583,600 | 8,682,203,868 |
| 08/05/2006 | 03010 | BUY | 500,000 | 32.773494 | 16,386,747 | ACCIV | STOCK | | 44,083,600 | 8,681,703,868 |
| | | | | | | | | As of current report | 44,083,600 | 8,681,703,868 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 16,386,747 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,685,464,567 | 6,669,077,820 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

**File No.**
**8 2 - 4 6 0 9**

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 10, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

## TRANSACTIONS BY SERIES

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 44,083,600 | 8,681,703,868 |
| 10/05/2006 | 03011 | BUY | 300,000 | 34.520297 | 10,356,089 | IXE | STOCK | | 44,383,600 | 8,681,403,868 |
| | | | | | | | | As of current report | 44,383,600 | 8,681,403,868 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 10,356,089 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,669,077,820 | 6,658,721,731 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

| File No. |
|---|
| 82-4609 |

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 11, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

## TRANSACTIONS BY SERIES

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 44,383,600 | 8,681,403,868 |
| 11/05/2006 | 03012 | BUY | 300,000 | 34.17911 | 10,253,733 | IXE | STOCK | | 44,683,600 | 8,681,103,868 |
| | | | | | | | | As of current report | 44,683,600 | 8,681,103,868 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 10,253,733 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,658,721,731 | 6,648,467,998 |

Issuer's Comments

## OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 12, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 44,683,600 | 8,681,103,868 |
| 12/05/2006 | 03013 | BUY | 650,000 | 33.141246 | 21,541,810 | IXE | STOCK | | 45,333,600 | 8,680,453,868 |
| | | | | | | | | As of current report | 45,333,600 | 8,680,453,868 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 21,541,810 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,648,467,998 | 6,626,926,188 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

**File No.**
**82-4609**

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 15, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 45,333,600 | 8,680,453,868 |
| 15/05/2006 | 03014 | BUY | 803,300 | 32.916823 | 26,442,084 | IXE | STOCK | | 46,136,900 | 8,679,650,568 |
| | | | | | | | | As of current report | 46,136,900 | 8,679,650,568 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 26,442,084 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,626,926,188 | 6,600,484,104 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** MAY 16, 2006

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 46,136,900 | 8,679,650,568 |
| 16/05/2006 | 03015 | BUY | 191,500 | 32.75000 | 6,271,625 | ACCIV | STOCK | | 46,328,400 | 8,679,459,068 |
| 16/05/2006 | 03016 | BUY | 58,400 | 32.78000 | 1,914,352 | ACCIV | STOCK | | 46,386,800 | 8,679,400,668 |
| 16/05/2006 | 03017 | BUY | 165,100 | 32.80000 | 5,415,280 | ACCIV | STOCK | | 46,551,900 | 8,679,235,568 |
| 16/05/2006 | 03018 | BUY | 62,000 | 32.85000 | 2,036,700 | ACCIV | STOCK | | 46,613,900 | 8,679,173,568 |
| 16/05/2006 | 03019 | BUY | 49,900 | 32.90000 | 1,641,710 | ACCIV | STOCK | | 46,663,800 | 8,679,123,668 |
| 16/05/2006 | 03020 | BUY | 35,200 | 32.95000 | 1,159,840 | ACCIV | STOCK | | 46,699,000 | 8,679,088,468 |
| 16/05/2006 | 03021 | BUY | 149,900 | 33.00000 | 4,946,700 | ACCIV | STOCK | | 46,848,900 | 8,678,938,568 |
| 16/05/2006 | 03022 | BUY | 20,000 | 33.02000 | 660,400 | ACCIV | STOCK | | 46,868,900 | 8,678,918,568 |
| 16/05/2006 | 03023 | BUY | 50,000 | 33.05000 | 1,652,500 | ACCIV | STOCK | | 46,918,900 | 8,678,868,568 |
| 16/05/2006 | 03024 | BUY | 47,900 | 33.06000 | 1,583,574 | ACCIV | STOCK | | 46,966,800 | 8,678,820,668 |
| 16/05/2006 | 03025 | BUY | 118,100 | 33.10000 | 3,909,110 | ACCIV | STOCK | | 47,084,900 | 8,678,702,568 |
| 16/05/2006 | 03026 | BUY | 64,500 | 33.15000 | 2,138,175 | ACCIV | STOCK | | 47,149,400 | 8,678,638,068 |
| 16/05/2006 | 03027 | BUY | 154,000 | 33.20000 | 5,112,800 | ACCIV | STOCK | | 47,303,400 | 8,678,484,068 |
| 16/05/2006 | 03028 | BUY | 20,000 | 33.21000 | 664,200 | ACCIV | STOCK | | 47,323,400 | 8,678,464,068 |
| 16/05/2006 | 03029 | BUY | 5,000 | 33.24000 | 166,200 | ACCIV | STOCK | | 47,328,400 | 8,678,459,068 |
| 16/05/2006 | 03030 | BUY | 115,000 | 33.25000 | 3,823,750 | ACCIV | STOCK | | 47,443,400 | 8,678,344,068 |
| 16/05/2006 | 03031 | BUY | 12,000 | 33.28000 | 399,360 | ACCIV | STOCK | | 47,455,400 | 8,678,332,068 |
| 16/05/2006 | 03032 | BUY | 30,000 | 33.35000 | 1,000,500 | ACCIV | STOCK | | 47,485,400 | 8,678,302,068 |
| | | | | | | | | As of current report | 47,485,400 | 8,678,302,068 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 44,496,776 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,600,484,104 | 6,555,987,328 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 17, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 47,485,400 | 8,678,302,068 |
| 17/05/2006 | 03033 | BUY | 3,210,400 | 32.445853 | 104,164,166 | GBM | STOCK | | 50,695,800 | 8,675,091,668 |
| | | | | | | | | As of current report | 50,695,800 | 8,675,091,668 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 104,164,166 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,555,987,328 | 6,451,823,162 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

**File No.**
**82-4609**

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 18, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 50,695,800 | 8,675,091,668 |
| 18/05/2006 | 03034 | BUY | 2,143,400 | 31.850856 | 68,269,125 | ACCIV | STOCK | | 52,839,200 | 8,672,948,268 |
| | | | | | | | | As of current report | 52,839,200 | 8,672,948,268 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 68,269,125 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,451,823,162 | 6,383,554,037 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 19, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

***SERIES: V***

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 52,839,200 | 8,672,948,268 |
| 19/05/2006 | 03035 | BUY | 4,076,900 | 31.448871 | 128,213,902 | ACCIV | STOCK | | 56,916,100 | 8,668,871,368 |
| | | | | | | | | As of current report | 56,916,100 | 8,668,871,368 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 128,213,902 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,383,554,037 | 6,255,340,135 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

**File No. 82-4609**

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 22, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 56,916,100 | 8,668,871,368 |
| 22/05/2006 | 03036 | BUY | 3,898,700 | 31.509134 | 122,844,661 | ACCIV | STOCK | | 60,814,800 | 8,664,972,668 |
| | | | | | | | | As of current report | 60,814,800 | 8,664,972,668 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 122,844,661 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,255,340,135 | 6,132,495,474 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 23, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 60,814,800 | 8,664,972,668 |
| 23/05/2006 | 03037 | BUY | 6,720,000 | 31.019654 | 208,452,075 | IXE | STOCK | | 67,534,800 | 8,658,252,668 |
| | | | | | | | | As of current report | 67,534,800 | 8,658,252,668 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 208,452,075 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 6,132,495,474 | 5,924,043,399 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 24, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

## TRANSACTIONS BY SERIES

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 67,534,800 | 8,658,252,668 |
| 24/05/2006 | 03038 | BUY | 6,560,500 | 30.24776 | 198,440,429 | ACCIV | STOCK | | 74,095,300 | 8,651,692,168 |
| | | | | | | | | As of current report | 74,095,300 | 8,651,692,168 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 198,440,429 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 5,924,043,399 | 5,725,602,970 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

| File No. |
|---|
| 82-4609 |

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 25, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

## TRANSACTIONS BY SERIES

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 74,095,300 | 8,651,692,168 |
| 25/05/2006 | 03039 | BUY | 3,565,800 | 30.63459 | 109,236,821 | ACCIV | STOCK | | 77,661,100 | 8,648,126,368 |
| | | | | | | | | As of current report | 77,661,100 | 8,648,126,368 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 109,236,821 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 5,725,602,970 | 5,616,366,149 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

| File No. |
|---|
| 82-4609 |

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 26, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 77,661,100 | 8,648,126,368 |
| 26/05/2006 | 03040 | BUY | 2,870,900 | 31.198882 | 89,568,870 | ACCIV | STOCK | | 80,532,000 | 8,645,255,468 |
| | | | | | | | | As of current report | 80,532,000 | 8,645,255,468 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 89,568,870 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 5,616,366,149 | 5,526,797,279 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

| File No. |
|---|
| 82-4609 |

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 29, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 80,532,000 | 8,645,255,468 |
| 29/05/2006 | 03041 | BUY | 540,900 | 31.202106 | 16,877,219 | ACCIV | STOCK | | 81,072,900 | 8,644,714,568 |
| | | | | | | | | As of current report | 81,072,900 | 8,644,714,568 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 16,877,219 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 5,526,797,279 | 5,509,920,060 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** MAY 30, 2006

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 81,072,900 | 8,644,714,568 |
| 30/05/2006 | 03042 | BUY | 3,830,000 | 30.045074 | 115,072,633 | IXE | STOCK | | 84,902,900 | 8,640,884,568 |
| | | | | | | | | As of current report | 84,902,900 | 8,640,884,568 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 115,072,633 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 5,509,920,060 | 5,394,847,427 |

Issuer's Comments

# OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

**TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE:** WALMEX

**DATE:** **MAY 31, 2006**

**COMPANY NAME:** WAL - MART DE MEXICO, S.A. DE C.V.

**TRANSACTIONS BY SERIES**

**SERIES: V**

| Date of Transaction | Number | Type of transaction | Number of shares | Individual Share Price | Amount of the transaction(s) | Brokerage House | Shares with Charge to capital | Balances | Treasury Stock | Number of Shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | As of last report | 84,902,900 | 8,640,884,568 |
| 31/05/2006 | 03043 | BUY | 7,708,800 | 29.71216 | 229,045,099 | ACCIV | STOCK | | 92,611,700 | 8,633,175,768 |
| | | | | | | | | As of current report | 92,611,700 | 8,633,175,768 |

| | |
|---|---|
| Shareholders' equity amount | 0 |
| Capital stock amount | 229,045,099 |

| Balance of shares apply to shareholders' equity | |
|---|---|
| As of last report | As of current report |
| 0 | 0 |

**RESOURCES AVAILABLE**

| As of last report | As of current report |
|---|---|
| 5,394,847,427 | 5,165,802,328 |

Issuer's Comments